Ref.: File No. 82-4025

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

15,620,640 shares issued and outstanding

GLOBEX

April 12, 2006

GLOBEX STARTS DRILLING RAVEN RIVER PROPERTY

SUPPL

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to inform shareholders that it is starting a drill program on Globex's 100% owned Raven River gold property near Larder Lake, Ontario.

The Raven River gold target is a series of highly altered syenite intrusives which previously were mined on a limited scale via a shaft, internal winze and seven levels. Mining was restricted to seven of the larger gold bearing quartz veins although the syenite is highly altered and fracture filled by numerous quartz veins. In addition, the altered syenites are bounded to the north and east by a wide zone of quartz bearing fuchsitic carbonate which also may have untested gold potential.

Lastly, records indicate that the syenite intrusives are associated with large lamprophyre dykes. These also have exploration potential as demonstrated by the discovery of a macro diamond fragment within a lamprophyre dyke on the same property (Press Release October 17, 2005).

The drill program will consist of at least two large diameter holes positioned to traverse the entire geological package including the altered syenites and fuchsitic carbonates. All core will be split and analyzed in order to determine the distribution and concentration of gold values.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

06013157

Foreign Private Issuer 12g3 - 2(b)
CUSIP Number 379900 10 3

For further information, contact.

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

dlw 5/8

PRESS RELEASE

April 19, 2006

GLOBEX – QUEENSTON JV TO RESUME DRILLING ON HIGH-GRADE WOOD-PANDORA DISCOVERY

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) and QUEENSTON MINING INC. (QMI-Toronto, Stuttgart) announce the imminent resumption of diamond drilling on the Wood-Pandora property located in Cadillac Township, Quebec.

The drill program will target the new high-grade gold discovery announced by the joint venture in a news release dated March 6, 2006. The discovery was made as a result of a four-hole drill program testing an electromagnetic (EM) anomaly on the 19 claim property. **Significant gold values were intersected in three of the four holes with the best results encountered in the deepest hole, W06-22, where a thick and continuous zone of sulphide mineralization assayed 22.6 g/t Au over a core length of 45.8 m.** This zone was intersected at a shallow depth of 135 m below surface and the estimated **true width of the intersection is 22.9 m.**

Further, we also wish to report to shareholders that Agnico-Eagle Mines Inc. has informed the joint venture that their Board of Directors did not approve the Letter of Intent negotiated with Queenston and Globex on ten claims located north of the Wood-Pandora property as announced in a joint news release issued on March 3, 2006. Agnico-Eagle informally advised the joint venture that the reason for not honoring the Letter of Intent was due to the significance of the new discovery on the Wood-Pandora property.

The new joint venture drilling program will commence over the next two weeks and will begin to test the new discovery at depth and along strike.

The Wood-Pandora drilling program was planned and will be supervised by Globex's Exploration Manager and qualified person Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with National Instrument 43-101 and industry best practices. The drill core was logged and split and half-core samples were analyzed employing the metallic sieve method with a gravimetric fire assay finish at Expert Laboratory Inc. of Rouyn-Noranda, Quebec.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo., President & CEO
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca

Ref.: File No. 82-4025

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

15,630,640 shares issued and outstanding

April 24, 2006

ORE EXTRACTION COMMENCES AT GLOBEX'S RUSSIAN KID GOLD MINE

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to report to shareholders on progress at Globex's 100% owned Russian Kid Gold Mine in Dasserat township, Quebec which is under option to Rocmec Mining Inc. (formerly Mirabel Resources).

Rocmec has commenced thermal fragmentation on the first level (45 m) in order to verify the gold grade and determine the best way to maximize the extraction of gold ore from the vein structures. Presently, 915 metres of structural support is being installed on the first level to facilitate ore extraction from defined ore zones.

In addition to the ongoing thermal fragmentation on the first level, Rocmec will, over the next few months prepare the second level (91 m) for thermal fragmentation.

Thermal fragmentation is a patented mining technology which allows for selective mining of narrow high grade ore zones reducing dilution by waste rock.

The project has received authorization for the extraction of a 44,000 tonne bulk sample from the property.

The Russian Kid Gold Mine property has a drill defined gold zone that has been accessed and sampled underground via a 2700 foot (823 m) ramp and 3 levels. **A non NI 43-101 conformable historical resource, which may or may not be reliable, of 1,124,532 tons grading 0.247 oz/ton Au (277,759 oz Au) was calculated in 1984 by Asselin, Benoit, Boucher, Ducharme, Lapointe, Inc. (ABBDL-TECSULT).**

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 - 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

15,630,640 shares issued and outstanding

Ref.: File No. 82-4025

2005 MAY -5 P 12:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 25, 2005

EXPLORATION TO PROCEED AT GLOBEX'S DUQUESNE WEST GOLD PROPERTY

Rouyn-Noranda, Quebec - GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) is pleased to inform shareholders that it has participated in the signing of a binding Letter of Intent with **Diadem Resources Ltd. (DRL-TSX-V)** whereby Diadem may earn a 50% interest in the Duquesne West gold property in which Globex holds a 50% joint venture interest.

Diadem must undertake $6 million in exploration over the next 3 years in order to become an equal partner with Globex. Upon Diadem becoming an equal partner, it may elect either to proceed on a 50/50 joint venture basis with Globex or, at its sole cost, carry out a bankable feasibility study.

Upon completion of the bankable feasibility study and the arranging of bank financing for production, Diadem may elect to acquire a further 7.5% interest in the project by paying Globex $250,000 and issuing shares equal to 5% of the total issued and outstanding shares of Diadem to Globex.

As part of the contract, contiguous claims not presently owned by Globex but subject to the agreement, will be included in the project package with Globex acquiring and retaining a free 50% interest in said claims as long as the Diadem-Globex agreement remains in force.

The Letter of Intent is subject to TSX-V approval.

The Duquesne West Gold property is located in Duparquet Township, Quebec and straddles the gold localizing, regional, Porcupine-Destor Fault. Previous drill programs have indicated up to 16 gold zones four of which were the subject of a NI 43-101 study completed on February 16, 2003 by Reddick Consulting Inc. on behalf of Kinross Gold Corporation. The study indicated an inferred resource of 664,661 tonnes @ 11.33 g/t Au (uncut) using a 5.0 g/t Au minimum grade over a horizontal width of 2.0 metres. Alternately, an inferred resource of 1,067,033 tonnes grading 8.89 g/t Au was calculated using a 4.0 g/t Au minimum grade and a 2.0 metre horizontal width.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 - 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.